Exhibit 99.1

19 May 2005

Budget 2005

Speech

Fiscal Strategy Report

Economic and Fiscal Update

Guide to the Budget Documents

A number of documents are released on Budget day. The intent of these documents is to provide information about the Government’s spending intentions; its performance; and the wider fiscal and economic picture.

The budget documents, ordered from widest to most specific coverage, are as follows:

Executive Summary

The Executive Summary is the overview of all the Budget information and contains the key points for the media and general public. It summarises the Government’s spending decisions and generally focuses on issues raised in the Budget Speech, the Budget Economic and Fiscal Update and the Fiscal Strategy Report.

Budget Speech

The Budget Speech is the Minister of Finance’s speech at the start of Parliament’s debate about the Estimates. The Speech generally focuses on the overall fiscal and economic position, and how the Government will fund its policy priorities.

Fiscal Strategy Report

The Fiscal Strategy Report measures how the Government is going against its overall goals in areas such as achieving debt objectives.  It includes:

•             fiscal trends covering at least the next ten years, and

•             a comparison with the long term fiscal objectives set out in the Budget Policy Statement.

The Government must explain inconsistencies between the Fiscal Strategy Report, the Budget Policy Statement and the previous year’s Fiscal Strategy Report.

Budget Economic and Fiscal Update

This document includes the Treasury’s overall economic and fiscal forecasts. The Update includes the implications of government financial decisions and other information relevant to the fiscal and economic position.

The Estimates of Appropriations

The Estimates outline how much money the Government plans to spend on each specified area or “vote”.  The Supplementary Estimates outline the additional money required to cover the previous year’s spending.

Departmental Statements of Intent

The Statement of Intent provides information about how each government department intends to manage for outcomes over the next 3-5 years.  The Statement of Intent contains annual financial and output class information required under the Public Finance Act 1989.

Internet

These documents will be made available on the New Zealand Treasury’s Internet site.
The URL for this site is http://www.treasury.govt.nz.

Contents

Budget Speech

Fiscal Strategy Report

Introduction

Reviewing Economic and Fiscal Developments

The Long-Term Fiscal Outlook

Review of the Rate of Return on Crown Financial Institutions

Conclusion

Annex 1: Long-Term Fiscal Objectives

Annex 2: Short-Term Fiscal Intentions

Annex 3: Fiscal Projections

Budget Economic and Fiscal Update

Statement of Responsibility

Economic Outlook

Summary

Assumptions Underlying the Central Forecast

Recent Economic Environment

Labour Market Performance

The Outlook for 2005/06 and Beyond

The Global Economic Outlook

Current Account Adjustment

Fiscal Outlook

Fiscal Forecasts – Finalisation Dates and Key Assumptions

Summary of Budget Update

Fiscal Indicators

Key Trends

Revenue and Expenses

Core Crown – Revenue

Effects of Tax Policy Changes on the Tax Forecasts

Core Crown – Expenses

2005 Budget Package

State-Owned Enterprises (SOEs) – Revenue and Expenses

Crown Entities – Revenue and Expenses

Net Worth

Comparison with December Update

Risks and Scenarios

Summary

Economic Risks

Economic Scenarios

Fiscal Scenarios

Fiscal Sensitivities

Specific Fiscal Risks

Introduction

Charges against Future Budgets

Statement of Fiscal Risks

Contingent Liabilities

Generally Accepted Accounting Practice (GAAP) Series Tables

Forecast Financial Statements

Statement of Accounting Policies and Forecast Assumptions

Reporting Entity as at 9 May 2005

Forecast Financial Statements

Notes to the Forecast Financial Statements

Glossary of Terms

Other Information

On the Treasury’s website is a series of additional information that contains:

•             information previously disclosed as part of the Budget Update (references have been made to the link within the document)

•             economic forecast tables

•             financial information bringing together a comprehensive comparison of the fiscal forecasts to those contained in the 2004 December Update.

19 May 2005

Budget 2005

Budget Speech

Budget Speech

Madam Speaker,

I move, that the Appropriation (2005/06 Estimates) Bill be now read a second time.

Budget 2005 is about securing the future. Securing the future for the nation as a whole and securing the future for New Zealand families and New Zealanders individually.

The major features are:

•             the creation of KiwiSaver, a new work-based savings scheme

•             major changes to taxation, in particular tax cuts to encourage investment and savings and to assist small business, in part paid for by the new carbon charge

•             significant additional spending to promote increased opportunities, particularly through education

•             large increases in spending to enhance security, through health spending, additional Police staff, a long-term defence spending plan, funding for Working for Families and the Rates Rebates scheme and

•             further increases in spending to support economic growth.

The unifying theme connecting these elements is the fact that they are focussed on improving the long-term economic and social health of New Zealand.

Madam Speaker,

Over the last five years New Zealand has experienced a period of sustained economic growth.  This has had major benefits.

The first has been significant employment and income growth.  Between the March 2000 quarter and the March 2005 quarter some 260,000 more people have found employment in net terms.  Of these 218,000 are full-time and 42,000 part-time.  This predominance of full-time job growth within the total picture contrasts markedly with the experience of the previous ten years.

Income growth has also been strong.  Real per capita incomes have risen 11 per cent since the March 2000 quarter.  New Zealand’s relative slide in relation to the OECD average has ceased and begun to reverse.  But there is still a long way to go before we can claim to be back in the top half of the OECD in that respect.

The second benefit has been that prudent fiscal management has led to a significant lowering of the debt to GDP ratios while enabling the rapid build up of assets in the New Zealand Superannuation Fund.   As a nation, we are far better placed to deal with the fiscal challenges of the coming demographic transition than we were five years ago.

In this respect, we are not merely in the top half of the OECD but in the top handful of countries.  Provided we remain prudent and sensible, and avoid unnecessary politically driven bidding wars, this will stand us in excellent stead over the next generation as many other rich nations struggle with high debt and unsustainable policies.

Gross sovereign-issued debt has fallen from 35 per cent of GDP in June 1999 to an estimated 22.6 per cent at the end of June this year.  Alongside this, accumulated assets in the New Zealand Superannuation Fund will stand at around $6.5 billion.

The New Zealand Government will, for the first time ever, move into a net positive financial asset position in 2006/07.

Despite this, the third benefit has been to allow for significant increases in investment in health and education, providing for lower primary healthcare costs, more surgical procedures, more modest tertiary fees, and a less onerous student loans system.  Along with this have gone rises in the level of New Zealand Superannuation after the cut of 1999 and the first stages of the Working for Families package, which is lifting substantially the incomes of hundreds of thousands of low to middle income families.

Madam Speaker,

It is the Labour-Progressive Government’s determination to maintain these gains into the long term while dealing with a new range of challenges and opportunities which have come to the fore over the last few years.

The expectation is that the economy will slow over the next two years to an annual growth rate of about 2½ per cent. This will be due to a combination of the effects of capacity constraints, slowing net migration, the dampening impact of higher interest rates on spending and a difficult external trading environment created, in particular, by the strong New Zealand dollar.

The capacity constraints have led to the tightening of monetary policy as the Reserve Bank seeks to dampen inflationary pressures.  This has had the effect of placing further pressure on an already strong New Zealand dollar, thus contributing to widening the current account deficit.

The primary reason for the strong Kiwi is, of course, the weak greenback.  Large current account deficits in the United States in combination with large and seemingly uncontrolled fiscal deficits have caused that.  For the second time in 25 years the United States has proved that tax cuts are not self-funding. If unaccompanied by expenditure cuts they simply lead to burgeoning deficits and debt.  There is a lesson for all of us in this.

Certainly this experience, and the tight capacity constraints in New Zealand, militate against large scale fiscal expansion, whether by revenue reduction or larger expenditure increases than those planned in this budget.  That is particularly so if such reductions or increases are structural in nature and therefore continue to resonate through the long-term fiscal forecasts.  As always, too much jam now is likely to lead to only crumbs later.

These facts are emphasised by the fiscal and economic forecasts. The current account deficit is forecast to stay well above 6 per cent of GDP over the next four years, though starting to contract towards the end of the period.

The fiscal position remains strong and gross debt is forecast to move to about 20 per cent of GDP by the end of the forecast period.  But then it remains around that figure over the ten year projection period beyond that.

The fiscal surpluses remain strong in the immediate term. The cash surplus for the current year is forecast to be $2.4 billion.  This reduces to a cash surplus of $30 million for 2005/06, but changes to an average cash deficit for the following three years of about $1.9 billion a year.

In operating balance terms, this translates into an OBERAC of $7.4 billion or 4.9 per cent of GDP this year, $6.7 billion or 4.3 per cent of GDP next year, and an average of $4.8 billion or 2.9 per cent of GDP in the following three years.

While in nominal terms this still sounds large, it is just sufficient to fund the contributions to the New Zealand Superannuation Fund and other capital needs without a trend increase in the gross debt to GDP ratio.

Moreover, this is subject to the assumption that the growth in expenditure during both the forecast and projection periods will be significantly less than it has been in both Budget 2004 and Budget 2005.

The fully implemented effect of both budgets averages about $3.1 billion a year (GST exclusive).  (Members should note that all figures in Budget 2005 are GST exclusive for the first time as a result of the new Public Finance Act provisions). Last year’s spend included over $1 billion alone on the Working for Families package.  This year there are substantial one-off effects in terms of tax cuts for the business sector and for savings and investment, as well as new policies such as KiwiSaver.

The message of Budget 2005 is that such large one-off packages will be rare over the foreseeable future unless accompanied by expenditure cuts or efficiency gains elsewhere within the state sector.

Over the next three budgets the allowance for new spending has been set at $1.9 billion a year, thereafter growing by inflation.

The government is aware that to achieve these targets will require careful prioritisation.  Already, I have warned Ministers and Departments, and the public, to moderate expectations in terms of expenditure increases next year.

Madam Speaker,

As I indicated earlier, we are forecasting substantial current account deficits over the next four years.  While a more realistic level of the New Zealand dollar will eventually bring that deficit back to more comfortable levels, the fact remains we have run significant current account deficits for nearly all our history as a nation.

That, and a range of other indices, point to a low level of household savings in New Zealand.  We are left highly dependent on foreign capital, which means a substantial proportion of our national income is reclaimed by foreigners as theirs.  Hence the fact that our Gross National Product is significantly less than our Gross Domestic Product.

New Zealanders often bemoan the consequences of low saving, such as high levels of foreign ownership.  But, if we are to own, literally, more of our future we must lift our level of savings.

Three areas are of particular interest: saving for retirement, saving for home ownership, and saving for the costs of one’s children’s tertiary education.

In approaching how best to lift, over time, our national performance with respect to these the Labour-Progressive Government is motivated by considerations of equity, simplicity, and practicality.  In addition, the government wishes to maintain a voluntary approach. Finally, we are determined not to swap the current situation of government saving and private dissaving into one of government dissaving and private saving.   In other words, the fiscal costs of any policy initiatives have to be moderate.

Consideration was given to whether an integrated savings scheme, combining all three elements, was possible.   In the end, it is considered that, while it is possible to combine retirement saving and first home deposit saving, it is not desirable to integrate savings for tertiary education.

Expressions of interest have been sought for a tertiary education savings scheme with broad design parameters.

With respect to retirement and first home deposit savings, the government has decided to begin with a broadly based work-based savings scheme akin to that proposed by the group chaired by Peter Harris, which reported last year.  While many of the recommendations of the Harris committee have been amended in some detail, the essential features of the proposal have survived intact.

The new KiwiSaver scheme is intended to begin operation on 1 April 2007.

KiwiSaver’s basic features are:

•             automatic enrolment in a savings scheme at the workplace for new employees aged 18-65, with the ability to opt out

•             an upfront contribution by the government on joining, plus low management fees

•             a basic contribution rate of 4 per cent of income deducted through the tax system and

•             minimum compliance costs for employee and employer.

Apart from automatic enrolment, employees may become KiwiSavers at any time.

The new employee can opt out by notifying IRD between weeks two and four after starting a new job.  In this case IRD notifies the employer, otherwise deductions begin the next pay day after eight weeks with a new employer.

Contributions will be at one of two levels.  The standard rate will be set at 4 per cent of income, but the employee can opt for a higher deduction rate of 8 per cent.

The government will support KiwiSavers in three ways.

Firstly, it will meet the costs of the administration through IRD.

Secondly, a $1,000 upfront contribution will be provided to each new KiwiSaver.  This contribution will be available to a member of an existing registered superannuation scheme that fully converts to a KiwiSaver product.

Thirdly, the government will provide to savers in approved KiwiSaver products a fee subsidy at a capped level.  This level has yet to be finalised and will depend on consultation and negotiation with providers.

Normally, a KiwiSaver will have full access to their funds at age 65 or after five years in KiwiSaver, whichever is the later.  Hardship provisions allowing withdrawal are being developed and permanent emigration will also trigger the ability to withdraw.

A KiwiSaver can elect to take a contribution holiday for up to five years, with contributions resuming unless a further option to suspend is exercised.

The self-employed will be able to become KiwiSavers, selecting their own contribution rate and frequency of contributions.

Employers will be able to make contributions on behalf of their KiwiSaver employees via Inland Revenue.  This means they can be made at the same time as employee contributions with minimum compliance costs.  The actual rate of employer contribution will be a matter of negotiation between employer and employee.

Employers will also be able to apply to the Government Actuary for an exemption to the automatic enrolment provisions if they have a work-based superannuation scheme which meets a set of defined conditions.

There will be two types of KiwiSaver providers: default providers and other qualifying providers.  All qualifying providers will need to meet a set of minimum criteria.

If an employee does not pick a provider, he or she will be randomly allocated to a default provider.  In addition to having to meet the standard criteria, default providers will be selected through a competitive tender process designed in part to negotiate lower fees.

IRD will hold initial contributions for eight weeks to allow time for the contributors to choose a provider.  Small balances will also be held until they accumulate to a minimum level to avoid costs to the providers.  In both cases interest at the IRD’s use of money interest rate will be paid on the balances.

The operating costs of KiwiSaver, including an education campaign to improve financial literacy, are estimated at $90 million in 2006/07, $280 million in 2007/08, $143 million in 2008/09 and $154 million in 2009/10.  This is based on an assumption that the number of KiwiSavers will be around 265,000 by 1 July 2008 and around 415,000 by 1 July 2010.

KiwiSaver will be linked to a new scheme to assist modest to middle-income families with the deposit for a first home.  Those who are KiwiSavers for a minimum of three years will qualify for an additional subsidy of $1,000 a year up to a maximum of five years at the time of purchase of their first home.  They will be able to draw down all of their accumulated savings as KiwiSavers except for the initial $1,000 upfront contribution.  There will be conditions in relation to the total household income of the applicants and the value of the house being purchased.

The housing deposit subsidy will also be available to members of registered superannuation schemes if their employer is exempt from the automatic enrolment provisions or if their scheme converts to a KiwiSaver product.  Preliminary estimates are that around 3,000 households a year will take advantage of this opportunity.  The estimated annual cost is up to $35 million.

Other measures to support home ownership include expanding the Mortgage Insurance Scheme introduced in 2003.  Lenders other than Kiwibank will be able to participate. The eligibility caps on income will be increased by $20,000 a year.  By 2008/09 the Scheme is estimated to cost $22 million a year and the volume of loans covered is expected to rise from less than 1,000 a year at present to some 5,000 loans a year.

The government will also fund a new home ownership education programme.

The Minister of Housing will announce further details of these first home purchase initiatives today.

Madam Speaker,

The New Zealand Superannuation Fund, KiwiSaver, the encouragement for home ownership, and the proposed tertiary education savings scheme are all part of the effort to lift our national savings rate.

The nature of the taxation on savings and investment also has a role to play in this respect.  The government does not support large-scale tax incentives to support savings.  These are of dubious value and efficacy.

But the current tax regime for investments is very complex and can lead to perverse incentives.  It overtaxes those on the lower statutory rate of tax, tends to advantage certain forms of offshore investment, and distinguishes between various destinations for that investment.  Equally, any attempt at reform is likely to have controversial elements.

The changes I am foreshadowing this afternoon are designed to remove disincentives to save and invest, remove elements of overtaxation, and lead to an outcome where investment is guided more by the returns on the investment than by the tax opportunities presented.

With respect to the taxation of domestic investment two major changes will be legislated for.  Under the first, New Zealand-based collective investment vehicles will no longer be required to be taxed as entities.  Rather they will be able to elect to have the income earned by a fund regularly attributed to the individuals investing in it and taxed at their marginal statutory rates.

As with the current regime for taxation on interest-bearing accounts, the investor will advise the fund of their marginal rate.  When income is earned, it will be credited to the account of the individual and the fund will withhold tax from it at that marginal rate.  This will be a final withholding tax so no tax return will be required.  Equivalence to the tax regime on interest and direct investment of shares will be achieved.  And, as it is a final withholding tax, the investment income will have no impact on family assistance, child support or student loan repayments.

For those collective investment vehicles which elect into the new rules the overtaxation on those earning under $38,000 a year is removed.

The estimated cost of this tax cut is $25 million.

At this stage the new rules are not compulsory, recognising that some collective investment vehicles would find it hard to adopt the look-through rules.  However, as the new elective rules bed in this issue will be kept under review.

Under the new elective rules some taxpayers on the 39 cent marginal rate could pay more, depending on how their financial affairs are arranged. But for many this will be more than offset by the second change to the taxation rules on New Zealand domestic investment.

This involves the removal of the taxation on the gains made on the sale of domestic shares by collective investment vehicles.

The estimated cost of this tax cut is about $100 million a year.

Reform of the taxation of offshore investment is more difficult.  Under current rules, offshore share investment is taxed differently depending on the country in which the investment is made.  If direct investment is in what is called a “grey list” country, it is excluded from the foreign investment fund rules.  If it is not, then foreign investment fund rules which tax accrued capital gains apply.  The rules contain four methods for calculating investment for a foreign investment fund.

Consideration was given for some time to the use of a version of the risk-free rate of return method with respect to overseas investment by New Zealanders.

In the end this has not been adopted.  The main issue is the complexity involved in applying such a mechanism.

The method is conceptually simple but quickly becomes complex in application, particularly for individual investors where investments are made at different points in a year.

Moreover, the fundamental perception problem remains with respect to tax being applied even where losses had been incurred.

Instead, it is proposed to issue a discussion document within the next few weeks proposing to apply an income calculation method based on actual changes in value for investment funds, companies and individual investors.

Under the proposal, the grey list will be abolished for portfolio share investment.  Collective investment vehicles will be taxed on the basis of the change in their accrued value.  This would make for clearer rules, but in practical terms the results should be similar to the law as it currently applies for funds that are in the business of actively trading shares.

For individual and other investors it is even more difficult to find an approach that is reasonable without favouring direct offshore investment over investing in a fund.  The approach being proposed is that individual and other investors will also be taxed on the change in value of their overseas shares, but with an annual cap so that tax is spread over a number of years to better reflect cash flow.  The discussion document will propose a threshold so that those with small holdings of foreign shares continue to be taxed just on dividends received.

This will lead to accusations of extending the capital gains tax regime at present implicit in taxation on non-grey list investment.  It is clear, however, that any reform of the current regime that does not penalise investment into New Zealand shares will lead to some such outcome.

The choice then is between a complex regime which tends to favour investment going offshore or a simpler regime which is more favourable to investment in New Zealand.

It is proposed that the new tax rules on investment come into force on 1 April 2007.

In Budget 2004, I announced that the government was reviewing the tax depreciation rules to see if there were ways of reducing tax biases within the rules and to resolve practical problems with their operation.  The first series of changes resulting from that review have been introduced in a bill which is now before Parliament.  I am announcing the second set of proposed changes today.

Tax depreciation rates will be changed to reflect better how assets decline in value.  Current rates are likely to penalise investment in short-lived plant and equipment, which can create tax biases that distort the structure of capital investment away from the best investment opportunities.  To deal with these biases, depreciation rates for short-lived plant and equipment will increase and depreciation rates on buildings will reduce.

The method for calculating tax depreciation rates has been revised.  From the 2005/06 income year tax depreciation rates will be worked out in one of two ways.  For buildings the straight-line basis will be applied over their economic lives to determine their depreciation rate, and a diminishing value equivalent of this straight line rate will also be available.  For plant and equipment the double declining balance method will apply.  This means, for example, an asset with a ten year economic life can be written off at a rate of 20 per cent diminishing value.

For equipment such as laptop computers the changes will result in a 25 per cent increase in the allowable annual depreciation deduction, from 48 per cent to 60 per cent a year.

More neutral tax depreciation rules will mean that businesses have incentives to invest in assets that provide the best commercial returns.  The changes will help businesses make better decisions about capital investments.

Secondly, to reduce some of the compliance costs to business from having to maintain fixed asset registers, the low-value asset threshold will rise from $200 to $500.  This change should reduce the number of assets that a business must annually account for and will reduce the number of tax adjustments that it must make when the asset is sold.

The new depreciation rules will apply to plant and equipment purchased on or after 1 April 2005 and to buildings purchased from today.

The increase to the low-value asset write-off threshold takes effect from purchases made after today.

Budget 2005 also contains a number of tax measures to improve New Zealand’s access to worldwide labour, skills, and capital.

The first of these will reduce tax costs related to international recruitment to New Zealand.  A temporary tax exemption of five years on foreign income will be made available to people who come to work here, whether they are foreigners or New Zealanders who have been non-resident for tax purposes for ten years.  People who are not in employment will receive the same exemption for three years.

Tax on offshore income is an important issue for highly skilled people who are in demand internationally and for the businesses that recruit them from overseas. The new exemption will thus remove a tax barrier to New Zealand gaining the skilled people it needs.

Updated tax rules for securities lending will make New Zealand more attractive for international investment.  Existing rules have acted as a barrier to the development of a securities lending market here.  Qualifying transactions will now be treated on their economic substance rather than legal form.

As I announced last week, Budget 2005 will also give companies that bring in new equity investors better access to tax deductions for R&D expenditure.  This will cater for the growth cycle of technology companies by allowing R&D deductions to be matched with income from that expenditure.

Proposals are also being developed to change the tax treatment of employee share options. The aim is to remove some of the obstacles created by the tax system to businesses which offer share options to their employees.  A paper setting out proposals will be released for public consultation later this year.

I have already announced other major changes with respect to taxation.  These related in particular to tax simplification and reforms to Fringe Benefit Tax.

The simplification proposals involve the alignment of payment dates for provisional tax and GST, allowing businesses to elect to base provisional tax payments on GST turnover, and a subsidy to payroll agents for meeting PAYE–related compliance costs imposed on small employers.

These measures will lead to an ongoing cost of about $115 million a year.

With respect to Fringe Benefit Tax, the valuation rate for motor vehicles will be cut. Taxpayers will also be able to elect to calculate motor vehicle FBT on a vehicle’s tax book value as an alternative to using the cost price.

At the same time, the thresholds applying to unclassified fringe benefits will be raised.  In the case of an employer the rise will be from $450 a quarter to $15,000 a year.

Similarly, the private use of employer owned or leased business tools will be exempted from FBT where provided primarily for business purposes and where they cost less than $5,000 each.

Other changes include resolving problems with foreign superannuation schemes, removing unintended tax consequences from unbundling payouts from cooperatives, and aligning the tax treatment of investments into foreign hybrid vehicles with the treatment of investment into other foreign companies.

Finally, a discussion document will be released later this year on the tax treatment of limited partnerships.

This tax package, with its focus on savings and investment, has an estimated cost of $466 million in its first full year.  These are only part of the tax cuts incorporated into this year’s budget.

Consideration has also been given to changes in the personal tax system.  As I have said many times, there is no evidence our rates are especially high by international standards once a comparison is made including all taxes and compulsory levies for social security and other purposes.

Moreover, even small changes in rates or thresholds have large revenue consequences.  But in one area a strong case has been made for change, not least by the United Future Party.

That is in relation to the movement of the three main personal tax thresholds to match inflation as is done with excise duty on petrol, tobacco, and alcohol.

The Labour-Progressive Government, therefore, has decided to adjust the thresholds every three years.  Because of the complexity of personal tax changes compared with excise duty, annual changes were rejected.  The gain to most individuals would be very small in relation to the administrative costs.

Also, because tax threshold changes need to be announced well in advance of implementation there would be a very significant lag between the last available CPI figure and the commencement of changes on the subsequent 1 April.

Therefore, it has been decided to adjust each three years by using the mid-point of the Reserve Bank’s Policy Targets Agreement inflation band.  This equates to a 6.12 per cent movement in the thresholds every three years.

This means that at the time of the first triennial adjustment, 1 April 2008, the $9,500 threshold will move to $10,081, the $38,000 threshold to $40,324 and the $60,000 threshold to $63,672.

Taken together, all the tax cuts I have announced today will cost $229 million in 2005/06, $319 million in 2006/07, $535 million in 2007/08, and $776 million in 2008/09, or about $1.86 billion over the forecast period.  Additionally, in delaying provisional tax payment dates in 2007/08 to 2008/09 there is a delay of $760 million in tax revenues.

These revenue losses will be partially offset by the revenue from the new carbon charge which will come into effect on 1 April 2007. As already announced this will be set at $15 per tonne of CO2 equivalent.  The gross revenue is estimated at $528 million in the first full year but this will be offset by rebates which will reduce the estimated net annual income to $322 million. Thus in the forecast period tax cuts of $1.86 billion will be offset by about $720 million of net carbon charge revenue.

Madam Speaker,

KiwiSaver and the very significant changes to business and investment taxation contained in this year’s budget are a key part of the government’s strategy to lift investment and make doing business easier.

Lifting our long-term rate of sustainable growth remains a key priority for action.  Budget 2005 contributes further to this key objective in a number of ways.

Further investment in the budget builds on the Growth and Innovation Framework.  Over the forecast period the following additional resources are being supplied:

•             $31 million to increase the gains from international economic partnerships

•             $49 million to implement the government’s digital strategy

•             $72 million to increase support for business research and development

•             $118 million to further increase capability in the public science system

•             $24 million to strengthen the regulatory environment by providing additional funding to the Commerce Commission, Securities Commission and the Takeovers Panel

•             $9 million to boost New Zealand as a tourist destination and

•             $45 million to expand Modern Apprenticeships and Industry Training and provide foundation learning, specifically literacy and numeracy through the Industry Training Fund.

Infrastructure spending also receives a large boost in Budget 2005.  All the increase in excise duty that came into force on 1 April is going into the Land Transport Fund.

This means that the resources available to the Fund will rise from $1.54 billion in 2004/05 to $1.75 billion in 2005/06.

In addition, I am announcing today that in the three years to 30 June 2009, a further $100 million a year will be provided to the National Land Transport Fund.  This additional $300 million will enable planning to proceed for a higher rate of roading construction than would otherwise have occurred.

This means the total available to the Land Transport Fund over the coming four years is over $8.4 billion.

Madam Speaker,

The largest amount of support this or any New Zealand Government gives to the business sector is through Vote Education.

Budget 2005 is marked by two key features in that respect. The first is substantial further investment in both basic and high level skills.  The second is determination to drive towards a higher level of quality and relevance in our post-compulsory sector.

In this year’s budget we build on our commitment to deliver an education system that is founded on quality and relevance, and aimed at lifting education standards across the board. Our investment reflects our determination to increase participation in quality education, and to reduce the underachievement that characterises some sectors of New Zealand.

We are increasing our investment in early childhood education by $152 million over four years, as we continue to deliver on our commitment to make early childhood education more affordable, more accessible and of the best quality possible for all New Zealand families.

Research shows intensive and regular quality early childhood education has long-term educational benefits, and our government is determined to ensure these benefits are available to every single young New Zealander.

New Zealand’s schooling system is internationally respected. On average New Zealand students do very well by world standards and our top students are amongst the best in the world.

The government is working with teachers to ensure good teachers are rewarded for their excellent work through higher salaries, better conditions, professional development and clear career paths.

Our commitment to more and better paid teachers in our schools continues with a total investment of $1.43 billion since Budget 2004.  This includes $476 million in this year’s Budget for teacher pay settlements and $91.3 million to provide an estimated extra 421 teachers (FTTEs) for secondary, area and middle schools.

This brings a total of 3,040 extra teachers (FTTEs) over and above those required for roll growth, based on the recommendations of the School Staffing Review Group of 2001.

The government continues to adjust school operational funding each year.

Between 1999 and 2006 $241 million will have been added to schools’ operational funding.  That is a nominal increase of 39.6 per cent over seven years, or almost 15 per cent over and above the level of inflation.

This budget also focuses on student outcomes and progress through the provision of high quality assessment tools and professional development to help teachers and schools monitor their students’ progress.

We are investing $30.2 million over four years in ICT.  Specifically another 20 ICT professional development clusters will be added to the already 80 successful clusters throughout New Zealand.  The rollout of laptops to every teacher in New Zealand in a state or integrated school will be completed.

Developing an internet version of the Assessment Tools for Teaching and Learning (asTTle) means teachers and parents can get more detailed and up-to-date information about children’s learning.

Special education funding has increased from $245 million in 1999 to $413 million in this budget.

Additional funding this year will provide for:

•             increasing the numbers of students eligible for Supplementary Learning Support from 1,000 to 1,500

•             increased funding for teacher aides and

•             more support for assessing learning needs.

The tertiary package announced today provides additional funding of $296.7 million over the next four years to support the ongoing development of quality and relevant tertiary education.

In previous budgets, we have focused on putting in place the tertiary education system reforms.  In Budget 2005 we are consolidating this work by investing in improvements to the quality and relevance of teaching, learning and research in New Zealand.

In addition to the industry training funding I have already referred to, the major areas of increase will be:

•             an additional $75.5 million over four years to increase the Performance-Based Research Fund

•             higher funding rates for technical and scientific subject areas including science, trades, technical subjects, agriculture and horticulture

•             $57 million over four years for improved support for tertiary students, including increasing the medical trainee intern grant by $10,000 a year and establishing a Bonded Merit Scholarship programme.

Madam Speaker,

If education lies at the heart of the government’s aspirations for opportunity, spending on health represents both opportunity and security.

Budget 2005 commits additional resources to health which will total over $1.09 billion a year by 2008/09. A good part of this reflects meeting in full the costs of maintaining real, population-adjusted spending for the health and disability sector.

This year’s health package also provides for:

•             funding for the establishment of the Cancer Control Council

•             the roll out of the Primary Health Care Strategy to people aged 18-24, thus reducing first contact fees and pharmaceutical co-payments

•             a standard national travel and accommodation policy for those who have high costs from travelling to treatment centres

•             further funding for the National Immunisation Register

•             the extension of free breast screening to women aged 45-49 and 65-69

•             the changes that come into effect on 1 July as the first large step on the way to abolishing asset testing for those assessed as in need of older people’s long-term residential care

•             contributing towards the cost of the nurses’ pay settlement

•             increased funding for disability support and aged care services

•             funding the increased uptake of the Primary Health Care Strategy

•             continued progress on doubling the number of hip and major joint operations

•             increasing cataract interventions by 50 per cent

•             additional funding to continue the roll out of the Mental Health Blueprint and

•             a range of Progressive Party initiatives which have already been announced.

Much of this increase in funding will be spent on New Zealand’s senior citizens.  They will also be the largest beneficiaries from the changes to the Rates Rebates scheme already announced by the Prime Minister which will see over 150,000 superannuitant households benefit by up to $500 a year from 1 July 2006.

Madam Speaker,

Security has many aspects, from health to law and order to defence.

Since 1999, this government has placed great importance on making communities safer and helping people feel more secure in their homes. To that end it has made proper resourcing of Police a priority.

The Police operational budget has increased substantially every year since 1999, with a consequential rise in Police numbers and resources. This in turn has seen the crime rate reduce by 12.4 per cent between the calendar years 1999 and 2004, the Police resolution rate rise from 38.9 per cent to 44.6 per cent and the road toll fall to levels not seen since the 1960s.

We will maintain this successful strategy for making our communities safer. The Police Vote will increase by $73.6 million to a record high of $1.03 billion.

The budget will provide for another around 245 sworn and non-sworn Police staff. For the first time in our history, Police staff in New Zealand will number over 10,000.

The government will add $156.5 million in new baseline funding to the Ministry of Justice over the next four years.  The additional budget will ensure the Ministry is well equipped to manage its growing workload and deliver more effective and efficient services to court users and the judiciary.

The increases follow a review of baseline funding which found the Ministry needed additional resources following several years of significant reform work and change within the justice area.

From the middle of 2006 we will, for the first time since 1987, lift the limits on income and capital which allow access to legal aid.  Furthermore, the eligibility tests will be adjusted from time to time meaning that in future access to legal aid will be protected from inflation.

The final key areas of security are border security and defence.

Over the next four years (2005-2009) the government will spend an additional $13.3 million on enhanced border and security measures to improve the integrity of New Zealand’s borders and immigration systems, and protect New Zealand staff overseas.

This enhanced border security will help protect New Zealand’s access to classified information from peer countries; and contribute to fairer labour market conditions for New Zealand workers by ensuring wages and conditions are not undercut by illegal workers.

The Defence Sustainability Initiative will provide an additional $4.6 billion over the next 10 years to restore and develop the resources of the New Zealand Defence Force and the

Ministry of Defence and will align long-term personnel recruitment, training, development and resources with the Defence capital acquisition programme.

This long-term strategic funding initiative follows a systematic approach by this government to restore the capability of our Defence Force, which was left to run down during the 1990s, resulting in ageing equipment and infrastructure and personnel shortages.

Budget 2005 reflects the aims of the government’s housing strategy, which promotes the importance of quality, sustainable housing for all New Zealanders.

State housing is central to meeting the housing needs of those requiring direct assistance and will remain at the core of government assistance. An additional $134 million over the next four years will be invested as we continue to build our stock of state houses.

The Rural Housing, Healthy Housing and Community Renewal programmes will receive a further $33 million over the next three years to continue their work of providing better and healthier homes in areas of greatest need.

Madam Speaker,

This year sees the continued roll-out of the Working for Families package, with over 260,000 low to middle income families becoming eligible for targeted assistance. In addition we are seeing progress on a major reform of the benefit system, with a drive towards a single core benefit and a more tailored service for beneficiaries.

An investment of $149 million over four years in this year’s budget complements the aims of these key platforms of the social development agenda.

To support the Working for Families package, programmes that give parents and children a better start will receive a $47 million boost.

To enhance the choices parents have to participate in the labour market, we will also invest $55 million over the next four years in Out of School Care and Recreation, childcare and related initiatives. These initiatives will help to meet the demands of a growing labour market, as well as boost the incomes of Kiwi families looking to build their stake in a growing economy.

Filling the jobs in a growing economy is also a key focus of our welfare reforms. The reforms take place in a context of record low unemployment and growing skill and labour shortages.

To provide opportunities for more people to enter the workforce an additional $47 million will be invested over the next four years in work-focussed programmes for beneficiaries. This includes a focus on long-term unemployed and a new service to support more sickness and invalids beneficiaries into work.

Madam Speaker,

New Zealanders responded magnificently to the needs of those affected by the Boxing Day tsunami.  The government responded in like manner.

The result was to see a temporary lift in our overseas aid budget to 0.27 per cent of Gross National Income.

Budget 2005 provides for the overseas aid allocation to increase by $59.4 million this coming year compared with Budget 2004’s initial estimates.

This will maintain spending at the 0.27 per cent level.  It will be maintained at that level in 2006/07 and increased to 0.28 per cent in 2007/08.

This adds up to the most significant increases in overseas development assistance in recent decades.  The primary focus will be on our Pacific backyard where the developmental needs are very large.  But bilateral programmes with Indonesia and Vietnam will also be significantly strengthened.

Madam Speaker,

Individual ministers will be making a range of statements on specific initiatives which include too much detail to be covered this afternoon.

As I said in introducing Budget 2005, its focus is on the long term, not the next four months or even the next four years.  That is shown by the key initiatives which:

•             lock in funding for New Zealand Superannuation

•             begin to address the task of lifting our savings rate as both individuals and a nation

•             introduce significant business tax cuts and structural changes to drive stronger investment

•             look to enhance our capacity to perform as good and responsible international citizens

•             accelerate further support for business development

•             strengthen our public health system

•             enhance the capacity and effectiveness of our education system and

•             support families in practical and effective ways rather than by mere rhetorical flourishes.

Madam Speaker,

Budget 2005 completes a second cycle of budgets that I have had the honour to present on behalf of two Labour-led Governments.  They have consciously been pragmatic documents designed to build a stronger fiscal position, lift economic growth and increase social cohesion.  On a base of stability and security, typified by the New Zealand Superannuation Fund, we are building a nation we can be proud of.

We also seek to build a superstructure on that base of innovation and responsiveness to change which makes it exciting to be a New Zealander.

We look to the future, both short and long term, with that pride and sense of excitement.  We have achieved much in terms of strong government finances, record low unemployment, and economic growth.  But the building of a better future is by definition, a task which is never completed.

We look forward with relish to continuing that never ending task.